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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           WALSHIRE ASSURANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   933132102
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                           Fort Lee, New Jersey 07024
                                (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP No. 933132102

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)

                   Not Applicable a[ ]
                                  b[ ]
3.      SEC USE ONLY


4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                         7.      SOLE VOTING POWER
                                  None


 NUMBER OF                8.     SHARED VOTING POWER
  SHARES
BENEFICIALLY                      230,176
OWNED BY EACH
REPORTING                 9.     SOLE DISPOSITIVE POWER
  PERSON                           None
   WITH
                         10.     SHARED DISPOSITIVE POWER
                                   230,176

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         230,176

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)      [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.89%

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN


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SCHEDULE 13D

CUSIP No. 933132102

1.      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Orin S. Kramer

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)

                   Not Applicable   a[ ]
                                    b[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                        7.      SOLE VOTING POWER
                                 None



 NUMBER OF              8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                       230,176
OWNED BY EACH
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON                           None
   WITH
                        10.     SHARED DISPOSITIVE POWER
                                   230,176

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         230,176

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)      [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.89%

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN


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SCHEDULE 13D

CUSIP No. 933132102

1.      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Jay Spellman

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)

                   Not Applicable     a[ ]
                                      b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                   7.      SOLE VOTING POWER
                            None


 NUMBER OF          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 230,176
OWNED BY EACH
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                     None
   WITH
                   10.      SHARED DISPOSITIVE POWER
                             230,176

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         230,176

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)      [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.89%

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN


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         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on September 25, 1995 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 1.  Security and Issuer

         The second to the last sentence of Item 1 is revised and amended in its entirety as set forth below:

         Each share of Preferred Stock is currently convertible into 4.5375 shares of Common Stock.

Item 3.  Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below:

         The Partnerships and Managed Accounts expended an aggregate of approximately $2,622,769 (including brokerage commissions, if any) to purchase the 230,176 shares of Common Stock held by them, which includes $250,000 to purchase the 22,688 share of Common Stock issuable upon conversion of the Preferred Stock.


Item 5.  Interest in Securities of the Issuer

         Item 5 is revised  and  amended  in its  entirety  as set forth  below:

         (a)-(b) On the date of this Statement:

            (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 230,176 shares of Common Stock by

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virtue of his  position  as one of the two  general  partners of KS. Such shares represent 4.89% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

            (ii) Mr. Spellman has Beneficial Ownership of 230,176 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 4.89% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

            (iii) KS has Beneficial Ownership of 230,176 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 4.89% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

            The percentages used herein are calculated based upon the 4,679,943 shares of Common Stock stated to be issued and outstanding as of August 12, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, plus an additional 22,688 shares of Common Stock issuable upon conversion of the Preferred Stock.

         (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons during the


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past 60 days are set forth in  Schedule  I hereto.  All such  transactions  were over-the-counter.


         (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Common Stock held for their respective accounts.


         (e) As of August 18, 1997, the Reporting Persons ceased to have Beneficial Ownership of more than 5% of the outstanding Common Stock.

Item 7.  Material to be Filed as Exhibits

         Joint Filing  Agreement among KS, Mr. Kramer and Mr. Spellman (filed as
Exhibit 99.1 to the Schedule 13D and incorporated herein by reference.)



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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1997


                             KRAMER SPELLMAN L.P.



                             By: /s/ Orin S. Kramer
                             Name: Orin S. Kramer
                             Title: a General Partner



                             By: /s/ Jay Spellman
                             Name: Jay Spellman
                             Title: a General Partner



                             /s/ Orin S. Kramer
                             Orin S. Kramer



                             /s/ Jay Spellman
                             Jay Spellman




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                                Schedule I


Date                        Shares Sold               Price Per Share

7/9/97                         20,000                      $10.062
7/10/97                         7,000                       10.062
8/15/97                        45,000                       11.013
8/18/97                        15,000                       11.250
8/18/97                        30,000                       11.200